Exhibit 4.3

English Language Summary

Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 15.2.0825.1, dated as of December 29, 2015, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor.

On December 29, 2015, TIM Celular S.A., or TIM Celular, entered into a credit agreement, or the Credit Agreement, with an aggregate principal amount of R$63.935 million with the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES. TIM Participações S.A., or TIM, is guarantor under the Credit Agreement, jointly and severally liable for TIM Celular’s obligations.

The principal amount is split into two credit lines, each with different interest rates: (1) Credit Line A, in an amount of R$60.995 million, at a fixed interest rate of 7.0% per year. In case of an event caused by TIM Celular which gives rise to the loss of the equalization right provided under Article 1 of Law No. 12,096 of November 24, 2009, interest shall accrue, starting from the date of such event, at the rate of TJLP plus 1.5% per year, unless such rate is less than the aforementioned fixed rate, in which case the fixed rate shall continue to apply. Interest is payable on Credit Line A on the 15th day of every three months from the date of the contract through January 15, 2019, and on the 15th day of every month from February 15, 2019 through the repayment date. (2) Credit Line B, in an amount of R$2.940 million, adjusted for TJLP, at an interest rate of TJLP plus 0.52% (which may be further adjusted depending on the TJLP rate at any given time). Interest on Credit Line B is either capitalized, or payable on the 15th day of every three months from the date of the contract through January 15, 2019 and on the 15th day of every month from February 15, 2019 through the repayment date, depending on the TJLP rate at any given time as set forth in more detail in the Credit Agreement. The principal amount is to be repaid in sixty installments, with the first installment due on February 15, 2019 and the final installment due on January 15, 2024.

Certain customary conditions precedent as set forth in the Credit Agreement must be met for the funds to be released. One such condition precedent is payment by TIM Celular to BNDES of a Financial Collaboration Fee (Comissão por Colaboração Financeira) equal to 0.3% over the value of the Credit Agreement; in the event there is no release of funds, the Financial Collaboration Fee shall be due within 45 days of BNDES demand.

Credit Line A has an non-extendable availability period of 24 months; and Credit Line B has an availability period of 36 months without prejudice to BNDES extending such period.

Each Credit Line must be used for certain purposes as set forth in the Credit Agreement. Credit Line A must be used for investing in research and development within the scope of the BNDES Investment Support Program – Efficient Machine and Equipment Innovation Subprogram. Credit Line B must be used for investing in research and development within the scope of the BNDES Innovation Program.

The Credit Agreement contains typical affirmative and negative covenants, including certain financial covenants and adherence to the general rules applicable to any BNDES loan. Additionally, TIM Celular must notify BNDES, within 30 days of obtaining knowledge, if it or any of its controlling companies, administrators, employees, agents, representatives, suppliers, contractors or subcontractors are involved in an investigation suit, judicial or administrative proceeding relating to harmful acts, infractions or crimes against the economic or fiscal order, laundering or concealment of goods, rights or interests, or against the National Financial System (Sistema Financeiro Nacional), capital markets or public administration, including, without limitation, any acts which could violate certain Brazilian laws enumerated therein. TIM Celular must also notify BNDES of any individual remunerated by TIM Celular or owner, controller or director of TIM Celular which acts as a federal deputy (Deputado(a) Federal) or senator (Senador(a)). TIM undertakes not to permit a change of control in TIM Celular without prior BNDES consent, and TIM is required to continue exercising control, as defined under Brazilian law, over TIM Celular.

TIM Celular pledges as collateral to BNDES a security interest over all of their revenues, commencing from the date of the Credit Agreement until the satisfaction in full of all obligations under the Credit Agreement.

Any of the following would constitute an event of default during the term of the Credit Agreement, for which BNDES may require acceleration of the maturity date and repayment:

1. Certain negative covenants and other obligations set forth in the Credit Agreement or general rules applicable to any BNDES loan are not complied with; or

2. There is a final, non-appealable judgment that TIM Celular uses slave or child labor or has committed crimes against the environment, except where TIM Celular is effectuating reparations or complying with penalties imposed under such legal process; or

3. Inclusion in the bylaws or other organizational documents of TIM Celular or any company that controls it any conditions which would restrict or prejudice the ability to repay financial obligations arising under the Credit Agreement; or

4. TIM Celular uses the funds for purposes other than those as set forth in the Credit Agreement; or

5. On the inauguration date of any individual remunerated by TIM Celular or owner, controller or director of TIM Celular as a federal deputy (Deputado(a) Federal) or senator (Senador(a)).